[redacted]

SECUR 14048964 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street, 3rd Floor
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I. Benjamin Dunn 617-314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	Massachusetts	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, I. Benjamin Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

3/3/14

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 3rd day of March, 2014, before me, the undersigned Notary public, personally appeared Ian Benjamin Dunn and proved to me through satisfactory evidence of identification, which were Mass License, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.

JODI PETTINGILL, Notary Public
My Commission Expires November 10, 2017

COVINGTON ASSOCIATES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

COVINGTON ASSOCIATES LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Covington Associates LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Covington Associates LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Marcum LLP ■ 53 State Street ■ 38th Floor ■ Boston, MA 02109 ■ **Phone** 617.742.9666 / 800.998.1040 ■ **Fax** 617.742.3178 ■ **marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Covington Associates, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of Covington Associates, LLC as of December 31, 2012, were audited by Parent, McLaughlin & Nangle, Certified Public Accountants, Inc., whose practice was combined with Marcum LLP as of February 1, 2013, and whose report dated February 26, 2013, expressed an unmodified opinion on those statements.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the 2013 financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the 2013 financial statements as a whole.

Marcum LLP

Boston, MA
March 3, 2014

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 493,119	$ 533,065
Accounts receivable	1,259,417	624,113
Due from members	79,713	17,000
Other assets	59,900	59,465
Office furniture and equipment, net of accumulated depreciation of $167,199 in 2013 and $141,854 in 2012	52,473	45,975
Total Assets	$ 1,944,622	$ 1,279,618
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$ 83,010	$ 33,311
Accrued payroll	8,368	3,079
Total Liabilities	91,378	36,390
Members' Equity	1,853,244	1,243,228
Total Liabilities and Members' Equity	$ 1,944,622	$ 1,279,618

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues		
Placement fees	$ 6,691,487	$ 13,776,679
Consulting income	1,565,289	1,097,820
Other income	152,728	194,967
Total Revenue	8,409,504	15,069,466
Operating Expenses		
Salaries, wages and payroll taxes	1,287,570	1,669,666
Occupancy costs	251,644	201,816
General and administrative expenses	841,155	633,971
Consultants	2,326,885	3,023,386
Other operating expenses	657,702	631,522
Provision for doubtful accounts	256,532	139,685
Total Operating Expenses	5,621,488	6,300,046
Net Income	$ 2,788,016	$ 8,769,420

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Members' Equity, January 1, 2012	$ 595,808
Net income	8,769,420
Distributions to members	(8,122,000)
Members' Equity, December 31, 2012	1,243,228
Net income	2,788,016
Distributions to members	(2,178,000)
Members' Equity, December 31, 2013	$ 1,853,244

The accompanying notes are an integral part of these financial statements.

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities		
Net income	$ 2,788,016	$ 8,769,420
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	25,345	28,440
Change in operating assets and liabilities:		
Accounts receivable	(635,304)	(433,614)
Other assets	(435)	16,178
Accounts payable	49,699	(8,258)
Accrued payroll	5,289	3,079
Net Cash Provided by Operating Activities	2,232,610	8,375,245
Cash Flows from Investing Activities		
Due from members	(62,713)	(17,000)
Purchases of office furniture and equipment	(31,843)	(16,879)
Net Cash Used in Investing Activities	(94,556)	(33,879)
Cash Flows from Financing Activities		
Distributions to members	(2,178,000)	(8,122,000)
Net Cash Used in Financing Activities	(2,178,000)	(8,122,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(39,946)	219,366
Cash and Cash Equivalents - Beginning	533,065	313,699
Cash and Cash Equivalents - Ending	$ 493,119	$ 533,065

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Covington Associates LLC (the "Company") was approved on November 25, 2003 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company recognizes revenue from placement fees upon completion of a private placement offering. A fee is earned by the Company and recorded at the time of the transaction which is reasonably determinable. Advisory fees are typically received monthly and recognized when earned.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, our cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2013, all of the Company's cash is held at one financial institution.

OFFICE FURNITURE AND EQUIPMENT

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which range from three to ten years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary at December 31, 2013 and 2012.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

INCOME TAXES

The Company is classified as a partnership for federal and state income tax purposes. As a result, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statements of income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

The Company expenses advertising costs as incurred. Advertising expenses amounted to $98,985 and $41,013 for the years ended December 31, 2013 and 2012, respectively.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 - COMMITMENTS

The Company leases office space in various locations including Boston, MA; Chicago, IL; and New York, New York. These leases expire on various dates through May 2017. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs. Future minimum lease payments required under these operating leases at December 31, 2013 were as follows:

Years Ending December 31,		
2014	$	239,668
2015		211,067
2016		215,376
2017		90,888
	$	756,999

Rent expense charged to operations amounted to $238,275 and $191,151 for the years ended December 31, 2013 and 2012, respectively.

NOTE 4 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan. The 401(k) plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the plan. The Company contributed $42,720 and $42,641 in 2013 and 2012, respectively.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $401,741 which was $395,649 in excess of its required net capital of $6,092. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .23 to 1, which was less than the maximum ratio of 15 to 1.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTE 7 - MAJOR CUSTOMERS

During the year ended December 31, 2013, the Company derived gross revenues of approximately $1,194,775 (14%) from one customer. Accounts receivable from this customer as of December 31, 2013 amounted to $0. During the year ended December 31, 2012, the Company derived gross revenues of approximately $2,620,000 (17%) from a different customer. Accounts receivable from this customer as of December 31, 2012 amounted to $135,159.

NOTE 8 – RELATED PARTY TRANSACTION

Due from members represents amounts to be reimbursed by certain members for 401(k) contributions made by the Company on their behalf. As of December 31, 2013 and 2012, these reimbursements amounted to $79,713 and $17,000, respectively.

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Schedule I

Computation of net capital:		
Total members' equity		$ 1,853,244
Less: non-allowable assets:		
Accounts receivable and due from members	$ (1,339,130)	
Other assets	(59,900)	
Office furniture and equipment - net	(52,473)	
Non-allowable assets from the statement of financial condition		(1,451,503)
Net Capital		$ 401,741
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued payroll		$ 91,378
Total Aggregate Indebtedness		$ 91,378
Computation of basic net capital requirement:		
Minimum net capital requirement:		
1/15 x aggregate indebtedness or	$ 6,092	
Minimum dollar net capital requirement	5,000	6,092
Excess net capital		$ 395,649
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 392,603
Percentage of aggregate indebtedness to net capital		22.75%

Reconciliation with Company's Computation

There are no differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

COVINGTON ASSOCIATES LLC

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2013

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

COVINGTON ASSOCIATES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2013

Schedule III

Information relating to possession or control requirements is not applicable to Covington Associates LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members
Covington Associates LLC

In planning and performing our audit of the financial statements of Covington Associates LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described above in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
March 3, 2014